UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP COMPLETES DELTA MAXI ACQUISITION

AND BECOMES A LEADING RETAILER IN SOUTHEASTERN EUROPE

BRUSSELS, Belgium, July 27, 2011 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it has received the unconditional approvals of all relevant merger control authorities and has completed the earlier announced acquisition of the Serbian retailer Delta Maxi. Combined with its existing operations in Greece and Romania, the transaction makes Delhaize Group into a leading retailer in Southeastern Europe.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, said: “This transaction fits perfectly in our New Game Plan, our strategic plan focused on accelerating profitable revenue growth. The addition of Delta Maxi combined with our existing businesses in Romania and Greece makes Delhaize Group into a leading player in the region. We are looking forward to growing our business in this promising part of Europe.”

“We are excited to welcome the 15 000 Delta Maxi associates to Delhaize Group and we are looking forward to continuing to serve Delta Maxi’s customers with the support of Delhaize Group’s international experience,” said Kostas Macheras, Executive Vice President Delhaize Group and Chief Executive Officer of Delhaize Group Southeastern Europe. “We are happy that we succeeded in completing the transaction within the planned timeframe. As from today, we can effectively integrate Delta Maxi into our Delhaize Group organization, something that we have been preparing already for a number of months. We are looking forward to continuing to build on the local strengths of the Delta Maxi stores and to strengthen the relationships with local suppliers.”

Delhaize Group has acquired Delta Maxi for EUR 932.5 million including net debt and other customary adjustments of EUR 318 million. In Serbia, Delta Maxi operates approximately 350 stores and is the largest food retailer. Delta Maxi began operations in 2000 and operates approximately 450 stores in Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania. At the end of 2011, Delta Maxi’s five-country network is expected to count approximately 500 stores. The results of Delta Maxi will be consolidated in Delhaize Group’s results from August 1, 2011 and will be reported as part of the Southeastern Europe and Asia operating segment. The transaction includes a significant part of the real estate ownership of the stores in Serbia as well as seven of the distribution centers.

Immediately following the closing of the acquisition, Delhaize Group will start to integrate Delta Maxi fully in line with the strategic choices set forth in the New Game Plan. To that end, Delhaize Group will, over the next several quarters, focus on the development of clear strategic plans for pricing, assortment, branding as well as format management to ensure the continued successful growth in the region and to ensure the generation of more than EUR 20 million in net annual EBITDA synergies particularly from improved procurement, better inventory management and optimized finance, IT and supply chain systems and processes from the end of 2013.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the first quarter of 2011, Delhaize Group’s sales network consisted of 2 816 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Saskia Dheedene:	+ 32 2 412 96 11
Steven Vandenbroeke (media):	+ 32 2 412 86 69
Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Milica Stojiljkovic (Serbian media - McCann Erickson Public Relations):	+ 381 63 384 186

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to,, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	July 28, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President